# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CID HoldCo, Inc., CIK 0002033770
CUSIP: 171756109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5661 S Cameron St, Suite 100, Las Vegas, Nevada (NV), 89118
Date of event which requires filing of this statement: 06/18/2025
Filed by CIK 0001847751
Persons authorized to receive notices and communications: Gerry Williams, DLA Piper LLP (US), 1201 West Peachtree Street, Suite 2900, Atlanta, Georgia (GA), 30309, (404) 736-7891; Penny Minna, DLA Piper LLP (US), 650 S. Exeter Street #1100, Baltimore, Maryland (MD), 21202, 410 580 3000

## Reporting persons
- Phyllis Newhouse (CIK 0001847751): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,023,314; shared voting power 2,354,416; sole dispositive power 1,023,314; shared dispositive power 2,354,416; aggregate amount beneficially owned 3,377,730 (12.22% of the class)
  Comment: (1) Represents (i) 1,023,314 shares directly held by Phyllis Newhouse; and (2) 2,354,416 shares directly held by ShoulderUp 2021 Trust. Ms. Newhouse is the trustee of ShoulderUp 2021 Trust and may be deemed to share voting and investment power over the shares held by ShoulderUp 2021 Trust.
  
  (2) All percentage calculations herein are based on 27,636,939 shares of Common Stock outstanding as of June 25, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed June 26, 2025
- ShoulderUp 2021 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,354,416; sole dispositive power 0; shared dispositive power 2,354,416; aggregate amount beneficially owned 2,354,416 (8.52% of the class)
  Comment: (1) Phyllis Newhouse is the trustee of ShoulderUp 2021 Trust and may be deemed to share voting and investment power over the shares held by ShoulderUp 2021 Trust.
  
  (2) All percentage calculations herein are based on 27,636,939 shares of Common Stock outstanding as of June 25, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed June 26, 2025

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CID HoldCo, Inc.
Address of issuer's principal executive offices: 5661 S Cameron St, Suite 100, Las Vegas, Nevada (NV), 89118

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (i) Phyllis Newhouse and (ii) ShoulderUp 2021 Trust (each individually, a "Reporting Person", and collectively, the "Reporting Persons").
Residence or business address: The business address of Phyllis Newhouse is 5661 S Cameron St, Suite 100, Las Vegas, Nevada. The business address of ShoulderUp 2021 Trust is 2291 Loring Oak PL NW Marietta, GA 30064.
Present principal occupation or employment: Phyllis Newhouse is a director of the Issuer.
Criminal convictions in the last five years: During the last five years, none of Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 18, 2025 (the "Closing Date"), the Issuer consummated the transactions contemplated by that certain Business Combination Agreement, dated March 18, 2024 (the "Business Combination Agreement"), by and among the Issuer, ShoulderUp Technology Acquisition Corp, a Delaware corporation ("SUAC"), ShoulderUp Merger Sub, Inc., a Delaware corporation ("ShoulderUp Merger Sub"), SEI Merger Sub, Inc., a Delaware Corporation ("SEI Merger Sub") and SEE ID, Inc., a Nevada corporation ("SEE ID"). Certain terms used in this Report have the same meaning as set forth in the Issuer's proxy statement/prospectus statement dated January 17, 2025 (the "Proxy Statement/Prospectus") and filed by the Issuer with the Securities and Exchange Commission (the "SEC") on January 17, 2025.

Pursuant to the Business Combination Agreement, on the Closing Date, (i) ShoulderUp Merger Sub merged with and into SUAC (the "ShoulderUp Merger"), with SUAC surviving the ShoulderUp Merger as a wholly-owned subsidiary of the Issuer ("SUAC Surviving Company"); and (ii) simultaneously with the ShoulderUp Merger, SEI Merger Sub merged with and into SEE ID ("the SEE ID Merger"), with SEE ID surviving the SEE ID Merger as a wholly-owned subsidiary of the Company (the "Surviving Company") (the ShoulderUp Merger and the SEE ID Merger, together the "Mergers" and together with the other transactions contemplated by the Business Combination Agreement, the "Business Combination").

The consideration payable to the shareholders of SEE ID in connection with the Business Combination was equal to a number of shares of Common Stock equal to the (a) quotient of (i) $171,635,010 divided by (ii) $10.00.

The Reporting Persons reserve the right to change their investment intent at any time, to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, and to modify or withdraw any such plans or proposals at any time. Moreover, any actions described in this Item 4 that the Reporting Persons might undertake may be made at any time and from time to time and such determinations will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; availability and terms of financing; the market for the Issuer's securities; other developments concerning the Issuer; the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities; other opportunities available to the Reporting Persons; price levels of the Issuer's securities; general market, industry and economic conditions; and other future developments affecting the Issuer.

Other than as described in this Item 4 above, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days except as disclosed in this Schedule 13D, which information is incorporated by reference in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: At the Closing, the Issuer entered into that certain Registration Rights and Lock-Up Agreement (the "Registration Rights and Lock-Up Agreement) with the Reporting Persons pursuant to which, (1) subject to certain exceptions, the Reporting Persons may not transfer or make any public announcement of any intention to effect a transfer of any of the equity interests of securities of the Company beneficially owned by the Reporting Persons during the period ending 180 days after the Closing Date; and (2) the Reporting Persons are entitled to certain "shelf" and "piggyback" registration rights. The Registration Rights and Lock-Up Agreement also provides that the Reporting Persons will pay certain expenses relating to such registrations and indemnify the stockholder signatories thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

1 Business Combination Agreement by and among ShoulderUp Technology Acquisition Corp., CID HoldCo, Inc., ShoulderUp Merger Sub, Inc., SEI Merger Sub, Inc., and SEE ID, Inc., dated as of March 18, 2024 (incorporated by reference to Exhibit 2.1 of the CID HoldCo, Inc.'s Registration Statement on Form S-4, filed with the SEC on January 15, 2025).

2 Registration Rights and Lock-up Agreement by and among CID HoldCo, Inc, and certain parties listed therein, dated as of June 18, 2025 (incorporated by reference to Exhibit 10.10 of CID HoldCo, Inc's Current Report on Form 8-K, filed with the SEC on June 26, 2025).

## Signatures
- Phyllis Newhouse: /s/ Phyllis Newhouse, Phyllis Newhouse (07/18/2025)
- ShoulderUp 2021 Trust: /s/ Phyllis Newhouse, Phyllis Newhouse, Trustee (07/18/2025)